SOUTHERN MISSOURI BANCORP, INC.
2992 Oak Grove Road
Poplar Bluff, Missouri 63901

May 5, 2017

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	Southern Missouri Bancorp, Inc. ("we or the "Company")
Request for Acceleration of Effectiveness of
Registration Statement on Form 5-4 (File No. 333-217454)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-referenced registration statement to Monday, May 8, 2017 at 10:30 a.m., Eastern Time, or as soon thereafter as is practicable.

Sincerely,
SOUTHERN MISSOURI BANCORP, INC.

By:	/s/ Matthew T. Funke
Name:	Matthew T. Funke
Title:	Chief Financial Officer